VF 2-20-03

02054937

ED STATES
XCHANGE COMMISSION
ton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

SECURITIES AND EXCHANGE COMMISSION RECEIVED NOV 27 2002 DIVISION OF MARKET REGULATION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

9-27-02

REPORT FOR THE PERIOD BEGINNING September 29, 2001 AND ENDING September 27, 2002
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: D.A. Davidson & Co.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8 3rd Street North
(No. and Street)

Great Falls (City) Montana (State) 59401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Darrell L. Block (406) 727-4200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

401 North 31st Street (Address) Billings (City) Montana (State) 59101 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 25 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Ian B. Davidson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of D.A. Davidson & Co., as of September 27, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Security amounts of principal officers and directors that are classified as customer accounts (debits $547,668, credits $14,727)

Signature

Chairman

Title

Notary Public

Cascade County, Montana; Commission expires February 10, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of XXXXXXXXXXXXXXXXXX Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

P.O. Box 7108
Billings, MT 59103

1000 First Interstate Center
401 N. 31st Street
Billings, MT 59101

Telephone 503 221 6500
Fax 503 796 7650

Independent Auditors' Report

To the Board of Directors and Stockholder
D.A. Davidson & Co.:

We have audited the accompanying statements of financial condition of D.A. Davidson & Co. (a wholly-owned subsidiary of Davidson Companies; the Company) as of September 27, 2002 and September 28, 2001 and the related statements of income, stockholder's equity and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of D.A. Davidson & Co. as of September 27, 2002 and September 28, 2001 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1(f), the Company changed its accounting for goodwill in accordance with Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangibles*.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Billings, Montana
November 1, 2002, except as to note 2
which is as of November 5, 2002

D.A. DAVIDSON & CO.

Statements of Financial Condition

Assets		September 27, 2002	September 28, 2001
Cash and cash equivalents	$	10,602,416	8,047,490
Receivables:			
Clients, net		104,419,442	116,438,512
Brokers, dealers and clearing organizations		5,733,384	9,045,923
From related parties		5,072,394	11,829,725
Income taxes		—	1,036,176
Other		2,049,208	1,543,091
		117,274,428	139,893,427
Securities at market or estimated market value:			
Municipal bonds		2,193,788	8,582,590
Corporate bonds		4,225,973	2,199,469
Common and preferred stock		8,220,160	14,737,548
Options		7,793,311	11,192,048
		22,433,232	36,711,655
Exchange memberships at cost (estimated fair market value $137,500 in 2002 and $794,000 in 2001)		466,950	1,392,750
Equipment and leasehold improvements (less accumulated depreciation and amortization of $9,865,634 in 2002 and $9,399,470 in 2001)		8,050,945	8,700,700
Cash surrender value - life insurance		661,621	856,156
Notes receivable, net		7,157,534	8,660,943
Goodwill, net		2,395,337	2,395,337
Other assets		4,570,410	3,615,329
Deferred tax asset		5,610,177	5,506,913
		28,912,974	31,128,128
	$	179,223,050	215,780,700
Liabilities and Stockholder's Equity			
Liabilities:			
Unsecured loans	$	4,502,651	7,271,837
Secured loans		—	22,139,000
Payables:			
Brokers, dealers and clearing organizations		22,078,806	24,827,840
Clients' special free credits		36,330,981	26,668,390
Clients' other credits		1,972,247	2,511,433
Related parties		1,421,856	4,686,792
Market value of securities sold, but not yet purchased		15,745,442	25,262,563
Income taxes		453,574	—
Other payables and accrued liabilities		25,162,563	23,560,240
Total liabilities		107,668,120	136,928,095
Commitments and contingencies			
Stockholder's equity:			
Common stock ($.10 par value. Authorized 3,000,000 shares; 1,000 shares issued and outstanding)		100	100
Additional paid-in capital		11,216,622	11,013,876
Retained earnings		60,338,208	67,838,629
Total stockholder's equity		71,554,930	78,852,605
	$	179,223,050	215,780,700

See accompanying notes to the financial statements.